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CUSIP No. 368709101                                          (Page 1 of 6 Pages)


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                          Genencor International, Inc.
                          ----------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    368709101
                                    ---------
                                 (CUSIP Number)


                   -------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)





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CUSIP No. 368709101                                         (Page 2 of 6 Pages)

                                      13G
================================================================================
 1           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             Danisco A/S
--------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3           SEC USE ONLY

--------------------------------------------------------------------------------
 4           CITIZENSHIP OR PLACE OF ORGANIZATION
             Denmark
--------------------------------------------------------------------------------
                         5        SOLE VOTING POWER:    25,000,000
                                  (such shares are held of record by
   NUMBER OF                       wholly-owned subsidiaries of Danisco A/S,
     SHARES                        as follows:
  BENEFICIALLY                          Danisco Finland Oy - 12,500,000
    OWNED BY                            A/S PSE 38 nr. 2024 - 12,500,000)
      EACH              --------------------------------------------------------
    REPORTING            6  SHARED VOTING POWER:
   PERSON WITH                     None

                        --------------------------------------------------------
                         7        SOLE DISPOSITIVE POWER:  25,000,000
                                  (such shares are held of record by wholly-
                                  owned subsidiaries of Danisco A/S, as follows:
                                        Danisco Finland Oy - 12,500,000
                                        A/S PSE 38 nr. 2024 - 12,500,000)
                        --------------------------------------------------------
                         8        SHARED DISPOSITIVE POWER:
                                  None
--------------------------------------------------------------------------------
 9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             25,000,000
--------------------------------------------------------------------------------
 10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                       [ ]
--------------------------------------------------------------------------------
 11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             41.7%
--------------------------------------------------------------------------------
 12          TYPE OF REPORTING PERSON*
             CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 368709101                                          (Page 3 of 6 Pages)

ITEM 1(a).        NAME OF ISSUER:

                  Genencor International, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  925 Page Mill Road
                  Palo Alto, California 94304

ITEM 2(a).        NAME OF PERSON FILING:

                  Danisco A/S

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                  Langebrogade 1
                  DK-1001 Copenhagen K
                  Denmark

ITEM 2(c).        CITIZENSHIP:

                  Danisco A/S is a corporation organized under the laws of Denmark

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e)         CUSIP NUMBER:

                  368709101

ITEM 3.           STATEMENTS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR
                  (c):

                  Not Applicable

ITEM 4.           OWNERSHIP:

                  (a)      Amount Beneficially Owned: 25,000,000 shares (see
                           Exhibit 1)

                  (b)      Percent of Class:  41.7%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    25,000,000 (see Exhibit 1)

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CUSIP No. 368709101                                          (Page 4 of 6 Pages)

                           (ii)     shared power to vote or to direct the vote:

                                    None

                           (iii) sole power to dispose or to direct the disposition of:

                                    25,000,000 (see Exhibit 1)

                           (iv) shared power to dispose or to direct the disposition of:

                                    None

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  See Exhibit 1

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

ITEM 10.          CERTIFICATION:

                  Not Applicable


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CUSIP No. 368709101                                          (Page 5 of 6 Pages)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2001                  Danisco A/S

                                           /s/ Soren Bjerre-Nielsen
                                           -------------------------------------
                                           Name:  Soren Bjerre-Nielsen
                                                 -------------------------------
                                           Title: EVP, CFO
                                                  ------------------------------






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CUSIP No. 368709101                                          (Page 6 of 6 Pages)


                                    EXHIBIT 1

        This Schedule 13G is being filed by Danisco A/S, a parent holding company or control person pursuant to Rule 13d-1(d). The relevant subsidiaries and their respective Common Stock holdings are as follows:

                  DANISCO FINLAND OY, a corporation organized under the laws of Finland, with an address at Keilaranta a, Espoo Finland, is the record owner of 12,500,000 shares.

                  A/S PSE 38 nr. 2024, a corporation organized under the laws of Denmark, with an address at Langebrogade 1, 1411 Copenhagen K, Denmark, is the record owner of 12,500,000 shares.

        Each of such subsidiaries is wholly-owned by Danisco A/S.